Exhibit 99.1

For Immediate Release
January 11, 2005

SAP to Report 10% Growth in Software Revenues for the Full-Year 2004

Fourth Quarter 2004 Software Revenues Expected to be €1,003 Million

     WALLDORF – January 11, 2005 – SAP AG (NYSE: SAP) today announced that after a preliminary review of its 2004 fourth quarter results, it expects fourth quarter software revenues to be €1,003 million, representing an increase of 8% compared to fourth quarter 2003 software revenues of €932 million. These results were achieved despite the negative impact of currency translation stemming from the rapid strengthening of the Euro against the US-Dollar in the fourth quarter. On a constant currency basis, fourth quarter 2004 software revenues were up 11% compared to the fourth quarter of 2003. On a quarter-end U.S. dollar exchange rate basis, the Company expects reported software revenues to be $1,366 million for the fourth quarter of 2004.

     The Americas region is expected to report software revenues of €318 million for the fourth quarter of 2004, representing an increase of 26% compared to the fourth quarter of 2003. In the U.S., software revenues for the fourth quarter of 2004 are expected to increase by 19% to €233 million (representing a 30% increase on a constant currency basis and $318 million on a quarter-end U.S. dollar exchange rate basis). In the EMEA region, fourth quarter 2004 software revenues are expected to be €579 million (Q4 2003: €578 million). Fourth quarter 2004 software revenues in the APA region are expected to increase by 4% to €106 million.

     Full-year 2004 software revenues are expected to be €2,361 million, representing an increase of 10% compared to full-year 2003 software revenues of €2,148 million. On a constant currency basis, full-year 2004 software revenues were up 13% compared to the same period in 2003.

SAP to Report 10% Growth in Software Revenues for the Full-Year 2004	Page 2

     Total revenues for the fourth quarter of 2004 are expected to be €2,401 million, which is up 8% from €2,215 million reported in the same period last year. On a constant currency basis, fourth quarter 2004 total revenues were up 12% compared to the fourth quarter of 2003.

     Total revenues for the full-year 2004 are expected to be €7,514 million, which is an increase of 7% compared to €7,024 million reported for 2003. On a constant currency basis, total revenues for the full-year 2004 were up 10% compared to 2003.

     On the basis of these figures, SAP expects to meet its previously published pro forma operating margin target and slightly exceed the high end of the previously published target range for pro forma earnings per share. The Company expects its 2004 pro forma operating margin to increase by around 1 percentage point to approximately 27.8% (2003: 26.8%). The 2004 pro forma operating margin can be reconciled to the operating margin (2004: approximately 26.9%) by adjusting operating income for stock-based compensation (approximately €41 million) and acquisition-related charges (approximately €27 million).

     SAP will provide further details of its 2004 preliminary results and outlook for the full-year 2005 on January 26.

About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 24,450 customers in over 120 countries run more than 84,000 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2003 filed with the SEC on March 23, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST